EXHIBIT 19.1
TRADEWEB MARKETS INC.
SECURITIES TRADING POLICY

This Securities Trading Policy (“Policy”) contains the following sections:
1.0    General
2.0    Definitions
3.0    Statement of Policy
4.0    Certain Exceptions
5.0    Pre-clearance of Trades and Other Procedures
6.0    10b5-1 Plans/Margin Accounts and Pledges
7.0    Potential Criminal and Civil Liability and/or Disciplinary Action
8.0    Broker Requirements for Section 16 Persons
9.0    Confidentiality
10.0    Legal Effect of this Policy
Annex A – Guidelines for Rule 10b5-1 Trading Plans

1.0General
1.1Tradeweb Markets Inc. and its subsidiaries (collectively, the “Company”), their directors, officers and employees (collectively, “Company Personnel”), family members (as defined below) of Company Personnel, trusts, corporations and other entities controlled or managed by any such persons and trusts of which such person is a trustee and/or in which such person has a pecuniary or beneficial interest (collectively, “Covered Persons”) must, at all times, comply with the securities laws of the United States and all applicable jurisdictions. In addition, from time to time, the Company may determine that contractors, consultants or other advisors who may have access to material nonpublic information concerning the Company should be subject to this Policy. The term, “Company Personnel,” includes any such contractors, consultants or advisors determined by the Company to be subject to the Policy.

1.2Federal securities laws prohibit trading in the securities of a company on the basis of Material Non-Public Information (as defined in Section 3.1 below) related to the company or its securities. These transactions are commonly known as “insider trading.” It is also illegal to recommend to others (commonly called “tipping”) that they buy, sell or retain the securities of a company to which such Material Non-Public Information relates. Anyone violating these laws is subject to personal liability and could face significant fines and criminal penalties, including imprisonment. Federal securities laws also create a strong incentive for the Company to deter insider trading by its Covered Persons. In the normal course of business, Company Personnel may come into possession of Material Non-Public Information concerning the Company or its securities or Other Covered Companies (as defined in Section 3.2 below), transactions in which the Company proposes to engage, or other entities with which the Company does business. Therefore, the Company has established this Policy with respect to trading in its securities or securities of certain other companies. Any violation of this Policy could subject you to disciplinary action, up to and including termination. See Section 7.0.
1.3This Policy concerns compliance as it pertains to the disclosure of Material Non-Public Information regarding the Company or Other Covered Companies or their securities and to trading in the securities of the Company or such Other Covered Companies while in possession of such Material Non-Public Information. In addition to requiring that Covered Persons comply with the letter of the law, it is the Company’s policy that Covered Persons exercise judgment so as to also comply with the spirit of the law and avoid even the appearance of impropriety.
1.4This Policy is intended to protect Covered Persons and the Company from insider trading violations. However, the matters set forth in this Policy are not intended to replace your responsibility to understand and comply with the legal prohibition on insider trading. Appropriate judgment should be exercised in connection with all securities trading. If you have specific questions regarding this Policy or applicable law, please contact the General Counsel or the General Counsel’s designee.
2.0Definitions
2.1Family Members. For purposes of this Policy, the term “family members” includes family members who reside with you, anyone else who lives in your household (except for household employees) and any family members who do not live in your household but whose transactions in the Company’s securities are directed by you or are subject to your influence or control. Company Personnel are responsible for the transactions of their family members and therefore should make them aware of the need to confer with them before they trade in the Company’s securities.
2.2Material. Information is generally considered “material” if a reasonable investor would consider it important in deciding whether to buy, sell, or hold a security or if the information would alter the “total mix” of information available. The information may concern the Company or another company and may be positive or negative. In addition, it should be emphasized that material information does not have to relate to a company’s business; information about the contents of a forthcoming publication in the financial press that is expected to affect the market price of a security could well be material. Covered Persons should assume that information that would affect their consideration of whether to trade, or which might tend to influence the price of the security, is material.
Examples of material information may include, but are not limited to:
•quarterly or annual results;
•monthly, quarterly or annual trading volumes;
•guidance on earnings estimates and changing or confirming such guidance on a later date or other projections of future financial performance;
•mergers, acquisitions, tender offers, joint ventures, or changes in assets;
•significant developments with respect to products or technologies;
•developments regarding the Company’s material intellectual property;

•developments regarding customers, including the acquisition or loss of an important contract;
•changes in control or in senior management;
•change in or dispute with the Company’s independent registered public accounting firm or notification that the Company may no longer rely on such firm’s report;
•financings and other events regarding the Company’s securities (e.g., defaults on securities, calls of securities for redemption, share repurchase plans, stock splits, public or private sales of securities, changes in dividends and changes to the rights of securityholders);
•significant write-offs;
•significant pending or threatened litigation or governmental investigations or significant developments with respect to litigation or governmental investigations;
•significant cybersecurity incidents or events, such as a significant data breach, or any other significant disruption in the Company’s operations or loss, potential loss, breach or unauthorized access of its property or assets, whether at its facilities or through its information technology infrastructure; and
•impending bankruptcy, corporate restructuring, or receivership.
Information that something is likely to happen or even just that it may happen can be material. Courts often resolve close cases in favor of finding the information material. Therefore, Covered Persons should err on the side of caution. Covered Persons should keep in mind that the U.S. Securities and Exchange Commission’s (“SEC”) rules and regulations provide that the mere fact that a person is aware of the inside information is a bar to trading. It is no excuse that such person’s reasons for trading in Company securities or securities of Other Covered Companies were not based on the Material Non-Public Information about the Company or such Other Covered Companies or their securities, as applicable.
2.3Non-Public Information. For the purpose of this Policy, information is “non-public” until three criteria have been satisfied:
First, the information must have been widely disseminated. Generally, Covered Persons should assume that information has NOT been widely disseminated unless one or more of the following has occurred:
•it has been carried in a national “financial” news service such as the Dow Jones Broad Tape;
•it has been carried in a national “general” news service such as the Associated Press;
•it has been carried by a national television news service; and/or
•it has appeared in a publicly available press release issued by the company through a widely disseminated news or wire service or publicly available filing made with the SEC or it has been released to the public by means of a widely disseminated statement from a senior officer in compliance with Regulation FD.

Second, the information disseminated must be some form of “official” announcement or disclosure. In other words, the fact that rumors, speculation, or statements attributed to unidentified sources are public is insufficient to be considered widely disseminated even when the information is accurate.
Third, after the information has been disseminated, a sufficient period of time must pass for the information to be absorbed by the general public. As a general rule, for purposes of this Policy, information should not be considered fully absorbed until at least one full trading session has elapsed on the Nasdaq Stock Market (“Nasdaq”) after the information is disseminated in a national news medium or disclosed in a filing with the SEC.
2.4Section 16 Persons: The term “Section 16 Persons” means the Company’s directors and officers (as defined in Rule 16a-1 under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”)).
2.5Security or Securities. The term “security” or “securities” is defined very broadly by the securities laws and includes stock (common and preferred), stock options, warrants, bonds, notes, debentures, convertible instruments, put or call options (i.e., exchange-traded options), or other similar instruments.
2.6Trade, Trading, or Transaction. The term “trade,” “trading” or “transaction” (i) means broadly any purchase, sale or other transaction to acquire, transfer or dispose of securities or an interest therein, including derivative exercises, gifts, donations or other contributions, pledges, sales of stock acquired upon the exercise of options and trades made under (and elections concerning Company securities in) an employee benefit plan such as a 401(k) plan, but (ii) shall not include the issuance of shares upon exercise, vesting or settlement, as applicable of stock options, restricted stock or restricted stock units or other equity-based awards granted under the Company’s stock plans or net share settlement associated with such events (except exercise of options is subject to pre-clearance as discussed below under Section 5.1).
3.0Statement of Policy
3.1No Covered Person may trade the Company’s securities at any time when the Covered Person has material non-public information (“Material Non-Public Information”) concerning the Company or its securities.
3.2If at any time a Covered Person has Material Non-Public Information about an Other Covered Company (as defined below) or its securities as a result of the Covered Person’s employment or relationship to the Company, such Covered Person may not trade in the securities of such Other Covered Company. “Other Covered Companies” means a company (i) that is any of the Company’s controlling stockholders (e.g. LSEG), (ii) with which the Company has a business relationship, such as customers, vendors, partners or suppliers, or that is involved in a potential transaction or business relationship with the Company, or (iii) that is a competitor of the Company. Covered Persons should also be aware that insider trading includes situations where, among other things, the individual trades in the securities of another company based on Material Non-Public Information concerning the Company or its securities obtained as a result of the Covered Person’s employment or relationship to the Company that is relevant to such other company. For example, if a Covered Person has Material Non-Public Information that the Company is engaging in a confidential transaction with Company B that may materially impact the price of securities of Company C, the Covered Person may not trade in the securities of the Company, Company B or Company C.
3.3No Covered Person may disclose (“tip”) Material Non-Public Information about the Company or Other Covered Companies or their securities to any other person (including family members), and no Covered Person may make trading recommendations while in possession of Material Non-Public Information about the Company or any Other Covered Company. In addition, Covered Persons should take care before trading on the recommendation of others to ensure that the recommendation is not the result of an illegal “tip.”
3.4No Covered Person who receives or has access to the Company’s Material Non-Public Information may comment on stock price movements or rumors of other corporate developments (including discussions in online message/posting boards or on social media platforms) that are of possible significance to the investing public unless the Covered Person has been specifically authorized in accordance with the Company’s Policy and Procedures for Compliance with Regulation FD. If you provide an unauthorized comment on corporate developments, stock price movements or rumors or disclose Material Non-Public Information about the Company to a third party, you must contact the General Counsel or the General Counsel’s designee immediately.
3.5In addition, it is generally the practice of the Company not to respond to inquiries and/or rumors concerning the Company’s affairs. If you receive inquiries concerning the Company from the media or inquiries from securities analysts or other members of the financial community, you should refer such inquiries, without comment, to the Company’s investor relations officer (the “Investor Relations Officer”) or the General Counsel or their respective designees.
3.6Certain Covered Persons may only trade in the Company’s securities during the four “Window Periods” (as defined below) that occur each fiscal year or in connection with an SEC-registered underwritten secondary offering of the Company. Certain of these persons must also receive pre-approval prior to any transaction. See Section 5.0.
3.7No Short Sales or Speculative Transactions. No Covered Person, whether or not such person possesses Material Non-Public Information, may trade in options, warrants, puts and calls or similar instruments on the Company’s securities or sell such securities “short” (i.e., selling stock that is not owned and borrowing shares to make delivery). Such activities may put the personal gain of the Covered Person in conflict with the best interests of the Company and its securityholders or otherwise give the appearance of impropriety. No Covered Person may engage in any transactions (including variable forward contracts, equity swaps, collars and exchange funds) that are designed to hedge or offset any decrease in the market value of the Company’s equity securities. If a permitted trade is placed using a limit order, such order must expire on the same day, except if such trades are made pursuant to a 10b5-1 trading plan (as discussed below).
3.8A Covered Person who is aware of Material Non-Public Information about the Company or its securities or Other Covered Companies or their securities when such person ceases to be a Covered Person, may not trade in the Company’s securities or securities of such Other Covered Companies until that information has become public or is no longer material. In addition, this Policy continues in effect for all Restricted Insiders (as defined below in Section 5.2) until the opening of the first Window Period after termination of employment or other relationship with the Company, except that, unless notified otherwise by the Company, the pre-clearance requirements set forth in Section 5.0 continue to apply to Permanent Restricted Insiders (as defined below) for six months after the termination of their status as a Permanent Restricted Insider. See Section 5.3. If you have specific questions regarding this Policy, what may constitute Material Non-Public Information or applicable law, please contact the General Counsel or the General Counsel’s designee.
4.0Certain Exceptions
The prohibition on trading in the Company’s securities set forth in Section 3.0 above does not apply to:
•Transferring shares to an entity that does not involve a change in the beneficial ownership of the shares (for example, to an inter vivos trust of which you are the sole beneficiary during your lifetime).
•The exercise of stock options (including any net-settled stock option exercise to cover exercise price and tax withholding) pursuant to our stock plans; however, the sale of any stock acquired upon such exercise, including as part of a broker-assisted cashless exercise of an option or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option or to satisfy tax withholding requirements, is subject to this Policy, and further, any exercise of stock options is subject to pre-clearance under Section 5.0 below if applicable.
•The withholding (whether mandated by the Company or pursuant to a tax withholding right) of shares of restricted stock, shares underlying restricted stock units or shares subject to a stock option (as discussed in the paragraph above) to satisfy tax withholding requirements; however, the sale of any stock for the purpose of generating cash needed to satisfy tax withholding requirements is subject to this Policy.
•The execution of transactions pursuant to a trading plan that complies with Rule 10b5-1 under the Exchange Act and this Policy and that has been approved by the Company in accordance with this Policy. See Section 6.1.
•Sales of the Company’s securities as a selling stockholder in a registered public offering, including a “synthetic secondary” offering, in accordance with applicable securities laws.
•To the extent the Company offers its securities as an investment option in the Company’s 401(k) plan, the purchase of stock through the Company’s 401(k) plan through regular payroll deductions; however, elections to participate in such plan, the sale of any such stock and the election to transfer funds into or out of, or a loan with respect to amounts invested in, the Company stock fund is subject to this Policy.
•To the extent the Company offers its securities as an investment option in an employee stock purchase plan (“ESPP”), the purchase of stock through the ESPP through regular payroll deductions; however, elections to participate in the ESPP, the sale of any such stock purchased pursuant to the ESPP and changing instructions regarding the level of withholding contributions which are used to purchase stock are subject to this Policy.
•To the extent the Company offers a dividend reinvestment plan (“DRIP”), the purchase of Company stock through the DRIP resulting from reinvestment of dividends paid on the Company’s securities; however, (i) a voluntary purchase of the

Company’s securities that results from additional contributions a participant chooses to make to the DRIP, (ii) a participant’s election to participate, cease participation or otherwise alter such person’s participation in the DRIP, and (iii) a participant’s sale of any of the Company’s securities purchased pursuant to the DRIP, are subject to this Policy.
•Transactions in mutual funds and other diversified investment vehicles that are invested in Company securities so long as (a) the Covered Person does not control the investment decisions on individual stocks within the fund and (b) Company securities do not represent a substantial portion of the assets of the fund.
•Any other purchase of Company Securities from the Company in accordance with applicable securities and state laws.
5.0Pre-clearance of Trades and Other Procedures
5.1Applicability. Section 16 Persons and certain other persons designated by the General Counsel or his or her designee, as well as their respective family members and trusts, corporations and other entities controlled or managed by such persons, respectively (collectively, “Permanent Restricted Insiders”) must obtain the advance approval of the General Counsel or the General Counsel’s designee in accordance with Section 5.3 before effecting transactions in the Company’s securities, including any exercise of a stock option (whether cashless or otherwise), gifts, donations, loans, pledges, rights or warrant to purchase or sell such securities, contribution to a trust or other transfers, whether the transaction is for the individual’s own account, one over which such person exercises control, or one in which such person has a beneficial interest. Permanent Restricted Insiders include, in addition to Section 16 Persons, certain officers and employees who the Company believes, that, in the normal course of their duties, are likely to have regular or frequent access to Material Non-Public Information, such as those working in the sales and marketing, legal, accounting, finance and information technology departments and certain key support employees, that have been designated from time to time and informed of such status by the General Counsel. Any Section 16 Persons seeking approval to effect a transaction in the Company’s securities should also indicate whether such person has effected any “opposite-way” transactions (i.e., a sale if the requestor is considering a purchase and a purchase if the requestor is considering a sale) within the past six (6) months, and should be prepared to timely report such person’s transactions in Company securities to the SEC on a Form 4 or Form 5. The requestor should also be prepared to comply with SEC Rule 144 and file a Form 144, if necessary, at the time of any sale.
5.2Other Restricted Insiders. From time to time, certain individuals may have access to Material Non-Public Information related to the Company or Other Covered Companies for a limited period of time as a result of potential transactions the Company may be involved with. Such persons (together with their respective family members and trusts, corporations and other entities managed or controlled by them, respectively, “Other Restricted Insiders” and, together with Permanent Restricted Insiders, “Restricted Insiders”) may be notified that during such period, they are also subject to the pre-clearance requirements set forth in Section 5.3, or that they may be prohibited from trading in the Company’s securities or the securities of any applicable Other Covered Company for a specified period of time until they are notified that the prohibition has been lifted.
5.3Pre-Clearance Procedures. Subject to Section 6.1, Restricted Insiders should submit a request for pre-clearance to the General Counsel or the General Counsel’s designee at least two business days in advance of the proposed transaction (two weeks in the case of using shares as collateral for a loan (see Section 6.2)) by submitting the request through the applicable compliance pre-clearance software. Approval must be in writing (including email), specifying the securities and the transaction involved. Approval for transactions and pledges of the Company’s securities will generally be granted only during a Window Period (described in Section 5.4 below), in the case of Permanent Restricted Insiders, and the transaction may only be performed during the Window Period in which the approval was granted and in any event within two business days from the date of approval. Regardless of approval, the transaction cannot be performed if you come into possession of Material Non-Public Information regarding the Company or its securities before the transaction is completed. Note that Rule 10b5-1 Trading Plans (as defined below) are subject to the procedures described in Section 6 below.
5.4Window Periods. The Company has established four “windows” of time during the fiscal year during which pre-clearance requests may be approved and transactions and pledges may be performed by Permanent Restricted Insiders (“Window Periods”). Each Window Period begins after at least one full trading session on the Nasdaq has been completed following the Company’s release of its quarterly or annual earnings (including the completion of any related earnings conference call). For example, assuming a Permanent Restricted Insider is not in possession of Material Non-Public Information about the Company or its securities, the person may trade after the Company’s earnings conference call, as follows:

Earnings release (including completion of any related earnings conference call) on Tuesday:	Trading may begin:
Before market opens	Wednesday market open
While market is open	Thursday market open
After market closes	Thursday market open

in each case assuming no intervening market holidays. That same Window Period closes at the close of trading on the Nasdaq on the 15th day of the last month of the then current fiscal quarter. After the close of the Window Period, except as set forth in Section 4.0 above, Permanent Restricted Insiders may not trade in any of the Company’s securities until the start of the next Window Period. The prohibition against trading while aware of, or tipping of, Material Non-Public Information about the Company or its securities applies even during a Window Period. For example, if during a Window Period, a Permanent Restricted Insider becomes aware that a material acquisition or divestiture is pending or a forthcoming publication in the financial press may affect the relevant securities market, the person may not trade in the Company’s securities until the information has been made publicly available or is no longer Material. You must consult the General Counsel or the General Counsel’s designee whenever you are in doubt.
5.5Suspension of Trading. From time to time, the Company may require that directors, officers, selected employees and/or other Covered Persons suspend trading in the Company’s securities because of developments that have not yet been disclosed to the public. All those affected shall not trade in the Company’s securities while the suspension is in effect, and shall not disclose to others that the Company has suspended trading for certain individuals. Though these blackouts generally will arise because the Company is involved in a highly-sensitive transaction, they may be declared for any reason. If the Company declares a blackout to which a Covered Person is subject, a member of the Legal Department will notify the Covered Person when the blackout begins and when it ends.
5.6Notification of Window Periods. In order to assist you in complying with this Policy, the Company will deliver an e-mail (or other communication) notifying all Permanent Restricted Insiders when the Window Period has opened and when the Window Period closes. The Company’s delivery or non-delivery of these e-mails (or other communication) does not relieve you of your obligation to only trade in the Company’s securities in full compliance with this Policy.
6.010b5-1 Plans/Margin Accounts and Pledges; Managed Accounts
6.110b5-1 Trading Plans. A 10b5-1 trading plan (“Rule 10b5-1 Trading Plan”) is a binding, written contract between you and your broker that specifies the price, amount, and date of trades to be executed in your account in the future, or provides a written formula or algorithm, or computer program, for determining the price, amount, and date of trades that your broker will follow. A Rule 10b5-1 Trading Plan can only be established when you do not possess Material Non-Public Information about the Company or its securities. Therefore, Covered Persons cannot enter into or modify (or, generally, terminate) these plans at any time when in possession of Material Non-Public Information about the Company or its securities and, in addition, Restricted Insiders cannot enter into these plans outside Window Periods or during a blackout. In addition, a Rule 10b5-1 Trading Plan must not permit you to exercise any subsequent influence over how, when, or whether the purchases or sales are made.
The rules regarding Rule 10b5-1 Trading Plans are complex and you must fully comply with them. You should consult with your legal advisor before proceeding. Under this Policy, the adoption, amendment or termination of a Rule 10b5-1 Trading Plan must meet the requirements set forth in Annex A, “Guidelines for Rule 10b5-1 Trading Plans.”
Each Covered Person must pre-clear with the General Counsel or the General Counsel’s designee its proposed Rule 10b5-1 Trading Plan prior to the establishment of such plan as well as any modification or termination of such plan. Specific guidelines regarding pre-clearance as well as other requirements that apply to Rule 10b5-1 Trading Plans are set forth in Annex A, “Guidelines for Rule 10b5-1 Trading Plans.” The Company reserves the right to withhold pre-clearance of any Rule 10b5-1 Trading Plan that the Company determines is not consistent with the rules regarding such plans. Notwithstanding any pre-clearance of a Rule 10b5-1 Trading Plan, the Company assumes no liability for the consequences of any transaction made pursuant to such plan.
Transactions effected pursuant to a pre-cleared Rule 10b5-1 Trading Plan will not require further pre-clearance at the time of the transaction if the plan complies with Rule 10b5-1 and the Guidelines for Rule 10b5-1 Trading Plans.
Finally, if you are a Section 16 Person, Rule 10b5-1 Trading Plans require special care. Because in a 10b5-1 Trading Plan you can specify conditions that trigger a purchase or sale, you may not even be aware that a transaction has taken place and you may not be able to comply with the SEC’s requirement that you report your transaction to the SEC within two business days after its execution. Therefore, for Section 16 Persons (and their family members and controlled entities), a transaction executed according to a Rule 10b5-1 Trading Plan is not permitted unless the Rule 10b5-1 Trading Plan requires your broker to notify the Company before the close of business on the day of the execution of the transaction. See Section 8.0.
6.2Margin Accounts and Pledges. Securities purchased on margin may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities held in an account which may be borrowed against or are otherwise pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Accordingly, if a Covered Person purchases securities on margin or pledges them as collateral for a loan, a margin sale or foreclosure sale may occur at a time when the person is aware of Material Non-Public Information about the Company or its securities or otherwise is not permitted to trade in the Company’s securities. The sale, even though not initiated at the Covered Person’s request, is still a sale for the person’s benefit and may subject the person to liability under the insider trading rules if made at a time when the Covered Person is aware of Material Non-Public Information about the Company or its securities. Similar cautions apply to a bank or other loans for which the Covered Person has pledged Company stock as collateral.
Therefore, no Covered Person, whether or not in possession of Material Non-Public Information about the Company or its securities, may purchase the Company’s securities on margin, or borrow against any account in which the Company’s securities are held, or pledge the Company’s securities as collateral for a loan, without first obtaining pre-clearance. Request for approval must be submitted to the General Counsel at least two weeks prior to the execution of the documents evidencing the proposed pledge. The General Counsel is under no obligation to approve any request for pre-clearance and may determine not to permit the arrangement for any reason. Approvals will be based on the particular facts and circumstances of the request, including, but not limited to, the percentage amount that the securities being pledged represent of the total number of the Company’s securities held by the person making the request and the financial capacity of the person making the request. Notwithstanding the pre-clearance of any request, the Company assumes no liability for the consequences of any transaction made pursuant to such request.
6.3Managed accounts. For any managed account (where another person has been given discretion or authority to trade without a Covered Person’s prior approval), Covered Persons must advise their broker or investment advisor not to trade in Company securities or securities of Other Covered Companies on the Covered Person’s behalf in any such account unless the trading is pursuant to a pre-approved Rule 10b5-1 Trading Plan in accordance with this Policy.

7.0Potential Criminal and Civil Liability and/or Disciplinary Action
7.1Individual Responsibility. Each Covered Person is individually responsible for complying with the securities laws and this Policy, regardless of whether the Company has prohibited trading by that Covered Person or any other Covered Persons. Trading in securities during the Window Periods and outside of any suspension periods should not be considered a “safe harbor.” We remind you that, whether or not during a Window Period, you may not trade securities of the Company or securities of any Other Covered Company as described above in Section 3.2 on the basis of Material Non-Public Information about the Company or such Other Covered Company, as applicable.
You should also bear in mind that any proceeding alleging improper trading will necessarily occur after the trade has been completed and is particularly susceptible to second-guessing with the benefit of hindsight. Therefore, as a practical matter, before engaging in any transaction you should carefully consider how enforcement authorities and others might view the transaction in hindsight. Further, whether or not you possess Material Non-Public Information about the Company or any Other Covered Company or their securities, it is advisable that you invest in the Company’s securities or the securities of such Other Covered Company that has a substantial relationship with the Company from the perspective of a long term investor who would like to participate over time in the Company’s or such company’s earnings growth.
7.2Controlling Persons. Federal securities laws provide that, in addition to sanctions against an individual who trades illegally, penalties may be assessed against what are known as “controlling persons” with respect to the violator. The term “controlling person” is not defined, but includes employers (i.e., the Company), its directors, officers and managerial and supervisory personnel. The concept is broader than what would normally be encompassed by a reporting chain. Individuals may be considered “controlling persons” with respect to any other individual whose behavior they have the power to influence. Liability can be imposed only if two conditions are met. First, it must be shown that the “controlling person” knew or recklessly disregarded the fact that a violation was likely. Second, it must be shown that the “controlling person” failed to take appropriate steps to prevent the violation from occurring. For this reason, the Company’s supervisory personnel are directed to take appropriate steps to ensure that those they supervise, understand and comply with the requirements set forth in this Policy.
7.3Potential Sanctions.
(i)Liability for Insider Trading and Tipping. Covered Persons and the Company may be subject to civil penalties, criminal penalties and/or jail for trading in Company securities or securities of Other Covered Companies when they have related Material Non-Public Information or for improper transactions by any person (commonly referred to as a “tippee”) to whom they have disclosed such Material Non-Public Information, or to whom they have made recommendations or expressed opinions on the basis of such information about trading securities. The SEC has imposed large penalties even when the disclosing person did not profit from the trading. The SEC, the stock exchanges and the Financial Industry Regulatory Authority use sophisticated electronic surveillance techniques to uncover insider trading.
(ii)Possible Disciplinary Actions. Company Personnel who violate this Policy will be subject to disciplinary action, up to and including termination of employment for cause, whether or not such person’s failure to comply results in a violation of law. Needless to say, a violation of law, or even an SEC investigation that does not result in prosecution, can tarnish one’s reputation and irreparably damage a career.

7.4Questions and Violations. Anyone with questions concerning this Policy or its application should contact the General Counsel or the General Counsel’s designee. Any violation or perceived violation should be reported immediately to the General Counsel or such designee.
8.0Broker Requirements for Section 16 Persons
The timely reporting of transactions requires close coordination with brokers handling transactions for our Section 16 Persons. A knowledgeable, alert broker can also serve as a gatekeeper, helping to ensure compliance with our pre-clearance procedures and helping prevent inadvertent violations. Therefore, in order to facilitate timely compliance by Section 16 Persons (and their family members and controlled entities), brokers of Section 16 Persons (and their family members and controlled entities) need to comply with the following requirements:
•not to enter any order (except for orders under pre-approved Rule 10b5-1 Trading Plans) without first verifying with the Legal Department that the person’s transaction was pre-cleared and complying with the brokerage firm’s compliance procedures (e.g., Rule 144); and
•to report before the close of business on the day of the execution of the transaction to the Company by telephone and in writing via e-mail to the General Counsel or the General Counsel’s designee, the complete (i.e., date, type of transaction, number of shares and price) details of every transaction involving the Company’s equity securities, including gifts, donations, transfers, pledges and all Rule 10b5-1 Trading Plan transactions.
Because it is the legal obligation of the trading person to cause any filings on Form 3, Form 4, Form 5 or Form 144 (or as may otherwise be required) to be timely made, you are strongly encouraged to confirm following any transaction that your broker has immediately telephoned and e-mailed the required information to the Company.
9.0Confidentiality
No Company Personnel should disclose any Non-Public Information to non-Company Personnel (including to family members that are non-Company Personnel), except when such disclosure is needed to carry out the Company’s business and then only when the Company Personnel disclosing the information has no reason to believe that the recipient will misuse the information (for example, when such disclosures are authorized as necessary to facilitate negotiations with customers or vendors, or when such persons are subject to contractual confidentiality restrictions). When such information is disclosed, the recipient must be told that such information may be used only for the business purpose related to its disclosure and that the information must be held in confidence. Company Personnel should disclose Non-Public Information to other Company Personnel only in the ordinary course of business, for legitimate business purposes and in the absence of reasons to believe that the information will be misused or improperly disclosed by the recipient. Written information should be appropriately safeguarded and should not be left where it may be seen by persons not entitled to the information and Non-Public Information should not be discussed with any person within the Company under circumstances where it could be overheard. If you have specific questions regarding which disclosures, if any, about the Company may be appropriate to disclose to non-Company Personnel (including to family members), please contact the General Counsel. See also, Controlling Persons, Section 7.2.
In addition to other circumstances where it may be applicable, this confidentiality policy must be strictly adhered to in responding to inquiries about the Company that may be made by the press, securities analysts or other members of the financial community. It is important that responses to any such inquiries be made on behalf of the Company by a duly designated officer in accordance with the Company’s Policy and Procedures for Compliance with Regulation FD. Accordingly, Company Personnel should not respond to any such inquiries and should refer all such inquiries to the Company’s Investor Relations Officer or the General Counsel or their respective designees. See also, Statement of Policy, Sections 3.4 and 3.5.
10.0Company Transactions
From time to time, the Company may engage in transactions in its own securities. It is the Company’s policy to comply with all applicable securities and state laws (including appropriate approvals by the Board of Directors or appropriate committee, if required) when engaging in transactions in Company securities (and/or in compliance with Company’s equity plans and award agreements, if applicable).
11.0Exceptions
In exceptional circumstances, exception(s) to this Policy may be granted with approval of the Chief Legal Officer where the circumstances make such modification or exception appropriate, in compliance with applicable law.
12.0Legal Effect of this Policy
The Company’s Policy with respect to insider trading and the disclosure of confidential information, and the procedures that implement this Policy, are not intended to serve as precise recitations of the legal prohibitions against insider trading and tipping which are highly complex, fact specific and evolving. Certain of the procedures are designed to prevent even the appearance of impropriety and in some respects may be more restrictive than the securities laws. Therefore, these procedures are not intended to serve as a basis for establishing civil or criminal liability that would not otherwise exist.
Last Amended: December 9, 2025

Annex A –
Guidelines for Rule 10b5-1 Trading Plans
Rule 10b5-1 (“Rule 10b5-1”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), provides an affirmative defense from insider trading liability under Rule 10b-5. In order to be eligible to rely on this defense, a Covered Person must enter into a Rule 10b5-1 trading plan for transactions in Company securities that meets certain conditions specified in the rule (referred to in the Policy and in these guidelines, as “Rule 10b5-1 Trading Plan”). Capitalized terms used in these guidelines without definition have the meaning set forth in the Policy.
These guidelines are in addition to, and not in lieu of, the requirements and conditions of Rule 10b5-1. The General Counsel or the General Counsel’s designee will interpret and administer these guidelines for compliance with Rule 10b5-1, the Policy and the requirements below. No personal legal or financial advice is being provided by the General Counsel regarding any Rule 10b5-1 Trading Plan or proposed trades. Covered Persons remain ultimately responsible for ensuring that their Rule 10b5-1 Trading Plans and contemplated transactions fully comply with applicable securities laws. It is recommended that Covered Persons consult with their own attorneys, broker(s) or other advisors about any contemplated Rule 10b5-1 Trading Plan. Note that for any Section 16 Person, the Company is required to disclose the material terms of Section 16 Person’s Rule 10b5-1 Trading Plan (and may be required to disclose the material terms of Rule 10b5-1 Trading Plans of your family members and controlled entities), other than with respect to price, in its periodic report for the quarter in which the Rule 10b5-1 Trading Plan is adopted or terminated or modified (as described below).
1.Pre-Clearance Requirement. The Rule 10b5-1 Trading Plan must be reviewed and pre-approved in advance by the General Counsel or the General Counsel’s designee at least two business days prior to the entry into the plan in accordance with the procedures set forth in the Policy and these guidelines.
2.Time of Adoption. Subject to pre-clearance requirements described above, the Rule 10b5-1 Trading Plan must be adopted at a time:
•When the Covered Person is not aware of any Material Non-Public Information about the Company or its securities; and
•For the Covered Person who is a Restricted Insider, during a Window Period and not during a blackout.
3.Plan Instructions. Any Rule 10b5-1 Trading Plan adopted by any Covered Person must be in writing, signed and either:
•specify the amount, price and date of the sales (or purchases) of Company securities to be effected;
•provide a formula, algorithm or computer program for determining when to sell (or purchase) Company securities, the quantity to sell (or purchase) and the price; or

•delegate decision-making authority with regard to these transactions to a broker or other agent without any Material Non-Public Information about the Company or Company securities.
For the avoidance of doubt, Covered Persons may not subsequently influence how, when, or whether to effect purchases or sales with respect to the securities subject to an approved and adopted Rule 10b5-1 Trading Plan.
4.No Hedging. Covered Persons may not have entered into or altered a corresponding or hedging transaction or position with respect to the securities subject to the Rule 10b5-1 Trading Plan and must agree not to enter into any such transaction while the Rule 10b5-1 Trading Plan is in effect.
5.Good Faith Requirements. Covered Persons must enter into the Rule 10b5-1 Trading Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1. Covered Persons must act in good faith with respect to the Rule 10b5-1 Trading Plan for the entirety of its duration.
6.Certifications for Section 16 Insiders. Any Rule 10b5-1 Trading Plan entered into by a Section 16 Insider must include the following certifications required by Rule 10b5-1(c)(1)(ii)(C): (1) Section 16 Person (as well as their respective family members and trusts, corporations and other entities controlled or managed by such persons, together, "Section 16 Insiders") is not aware of any Material Non-Public Information about the Company or its securities; and (2) Section 16 Insider is adopting the Rule 10b5-1 Trading Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 under the Exchange Act.
7.Cooling-Off Periods. The first trade under the Rule 10b5-1 Trading Plan may not occur until the expiration of a cooling-off period as follows:
•For Section 16 Insiders, the later of (a) two business days following the filing of the Form 10-Q or Form 10-K for the completed fiscal quarter in which the Rule 10b5-1 Trading Plan was adopted and (b) 90 calendar days after adoption of the Rule 10b5-1 Trading Plan; provided, however, that the required cooling-off period shall in no event exceed 120 days.
•For other Covered Persons, 30 days after adoption of the Rule 10b5-1 Trading Plan.
8.No Overlapping 10b5-1 Plans. No more than one Rule 10b5-1 Trading Plan can be effecting trades at a time (except for Eligible STC Rule 10b5-1 Plans, as defined below in this section). Notwithstanding the foregoing, two separate Rule 10b5-1 Trading Plans can be in effect at the same time (but not trading at the same time) so long as the later-commencing plan meets all the conditions set forth in Rule 10b5-1. Depending on the circumstances, terminating the earlier-commencing plan after entering into a later-commencing plan may cause plan(s) to no longer be eligible for the affirmative defense under Rule 10b5-1. For additional information about terminations, refer to Section 10.

Please consult the General Counsel or the General Counsel’s designee with any questions regarding overlapping Rule 10b5-1 Trading Plans.
An Eligible STC Rule 10b5-1 Plan is not subject to the limitations set forth in this Section 8. An Eligible STC Rule 10b5-1 Plan is a contract, instruction, or plan that authorizes an agent to sell only such securities as are necessary to satisfy tax withholding obligations arising exclusively from the vesting of a compensatory award, such as restricted stock, restricted stock units or stock appreciation rights (but not options), and the Covered Person does not otherwise exercise control over the timing of such sales. Prior to adoption, an Eligible STC Rule 10b5-1 Plan must meet all other requirements set forth in these guidelines, other than the limitations set forth in Sections 8 and 9.
9.Single Transaction Plans. Other than an Eligible STC Rule 10b5-1 Plan as described in Section 8 above, you may not enter into more than one Rule 10b5-1 Trading Plan designed to effect the open-market purchase or sale of the total amount of securities as a single transaction during any rolling 12-month period. A single-transaction plan is “designed to effect” the purchase or sale of securities as a single transaction when the terms of the plan would, for practical purposes, directly or indirectly require execution in a single transaction.
10.Modifications and Terminations.
•Modifications/amendments and terminations of an existing Rule 10b5-1 Trading Plan are strongly discouraged due to legal risks, and can affect the validity of trades that have taken place under the plan prior to such modification/amendment or termination. Under Rule 10b5-1 and these guidelines, any modification/ amendment to the amount, price, or timing of the purchase or sale of the securities underlying the Rule 10b5-1 Trading Plan (a “Material Modification”) will be deemed to be a termination of the existing Rule 10b5-1 Trading Plan and creation of a new Rule 10b5-1 Trading Plan. If a Covered Person is considering administerial changes to the Covered Person’s Rule 10b5-1 Trading Plan, such as changing the account information, the Covered Person should consult with the General Counsel or the General Counsel’s designee in advance to confirm that any such change would not constitute an effective termination of the Rule 10b5-1 Trading Plan.
As such, the modification/amendment of an existing Rule 10b5-1 Trading Plan must be reviewed and approved in advance by the General Counsel or the General Counsel’s designee in accordance with the pre-clearance procedures set forth in the Policy and Section 1 of these guidelines, and any Material Modification will be subject to all the other requirements set forth in Sections 2 - 9 of these guidelines regarding the adoption of a new Rule 10b5-1 Trading Plan.
•The termination (other than through an amendment or modification) of an existing Rule 10b5-1 Trading Plan must be reviewed and approved in advance by the General Counsel or the General Counsel’s designee in accordance with pre-clearance procedures set forth in the Policy and these guidelines. Except in limited circumstances, the termination of a Rule 10b5-1 Trading Plan will not be approved unless:
i.A Rule 10b5-1 Trading Plan is terminated at a time when the Covered Person is not aware of Material Non-Public Information about the Company or its securities; and
ii.For the Covered Person who is a Restricted Insider, during a Window Period and not during a blackout.